UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number:  001-35457

BGS ACQUISITION CORP.
Olazbal 1150
Cuidad Autonoma de Buenos Aires
Argentina 1428
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Separate Trading of Ordinary Shares and Warrants

On May 17, 2012, BGS Acquisition Corp. (the “Company”), a newly-organized blank check company  incorporated as a British Virgin Islands business company with limited liability, announced that The PrinceRidge Group LLC (“PrinceRidge”), the representative of the underwriters of its initial public offering of units, which was consummated on March 26, 2012, has notified the Company that commencing May 18, 2012, the holders of the Company’s units may elect to separately trade the ordinary shares and warrants underlying such units.  Those units not separated will continue to trade on the Nasdaq Capital Market under the symbol “BGSCU” and each of the underlying ordinary shares and warrants will trade under the symbols “BGSC” and “BGSCW”, respectively.  Holders of units will need to have their brokers contact Continental Stock Transfer & Trust Company, the Company’s transfer agent, in order to separate the units into ordinary shares and warrants.

As a result of PrinceRidge electing to not exercise the over-allotment option in connection with the Company’s initial public offering, the Company’s initial shareholder forfeited 200,000 ordinary shares of the Company and as a result, there are 5,333,333 ordinary shares of the Company issued and outstanding as of the date of this filing.

A copy of the Press Release issued by the Company announcing the separate trading of the securities underlying the units is attached hereto as Exhibit 99.1.

Exhibit Number	Description
99.1	Press Release dated May 17, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 17, 2012

BGS ACQUISITION CORP.

By:	/s/ Cesar Baez
Name: Cesar Baez
Title: Chief Executive Officer